Free Writing Prospectus
Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement dated August 4, 2025 to the
Prospectus dated May 8, 2024
Registration No. 333-279233

KKR & Co. Inc.

5.100% Senior Notes due 2035

Final Pricing Term Sheet
August 4, 2025

The information in this pricing term sheet should be read together with KKR & Co. Inc.’s preliminary prospectus supplement dated August 4, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated May 8, 2024, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-279233. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus.  All references to dollar amounts are references to U.S. dollars.

Issuer:	KKR & Co. Inc.
Initial Guarantor:	KKR Group Partnership L.P.
Securities:	5.100% Senior Notes due 2035 (the “notes”)
Ranking:	Senior unsecured
Principal Amount Offered:	$900,000,000
Trade Date:	August 4, 2025
Settlement Date*:	August 7, 2025 (T+3)
Maturity Date:	August 7, 2035
Coupon:	5.100%
Underwriting Discount:	0.650%
Price to Public:	99.752% of principal amount, plus accrued interest, if any, from August 7, 2025 to the date of delivery

Benchmark Treasury:	UST 4.250% due May 15, 2035
Benchmark Treasury Price; Yield:	100-12; 4.202%
Spread to Benchmark Treasury:	T+93 basis points
Yield to Maturity:	5.132%
Interest Payment Dates:	February 7 and August 7 of each year, commencing on February 7, 2026
Record Dates:
Interest payments on the notes will be made to the holders of record at the close of business on January 23 or July 23, as the case may be, immediately preceding such February 7 and August 7, whether or not a business day

Optional Redemption:
At any time prior to May 7, 2035 (three months prior to the maturity date) (the “Par Call Date”), at a make-whole price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date. At any time on or after the Par Call Date, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date

Change of Control Offer to Repurchase:
If a Change of Control (as defined in the Preliminary Prospectus Supplement) occurs, the ratings on the notes are lowered in respect of a Change of Control and the notes are rated below investment grade by S&P Global Ratings Services and Fitch Ratings Inc., the Issuer must offer to repurchase the notes at a purchase price equal to 101% of the principal amount plus any accrued and unpaid interest to, but excluding, the repurchase date

Day Count/Business Day Convention:	30/360 Following, Unadjusted
Gross Proceeds (before expenses and underwriting discount):	$897,768,000
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Expected Ratings**:	S&P: A / Stable / Fitch: A / Stable
CUSIP / ISIN:	48251WAB0 / US48251WAB00

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. KKR Capital Markets LLC UBS Securities LLC
Co-Managers:
Academy Securities, Inc.
Barclays Capital Inc.
Blaylock Van, LLC
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
BNY Mellon Capital Markets, LLC
BofA Securities, Inc.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Drexel Hamilton, LLC
Independence Point Securities LLC
ING Financial Markets LLC
J.P. Morgan Securities LLC
Loop Capital Markets LLC
Mischler Financial Group, Inc.
Mizuho Securities USA LLC
RBC Capital Markets, LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
Siebert Williams Shank & Co. LLC
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
Stern Brothers & Co.
Strong Capital Markets, LLC
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

*
Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day before the delivery of the notes will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

**
Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement, including the Preliminary Prospectus Supplement and the accompanying prospectus, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or emailing prospectus@morganstanley.com; Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or emailing prospectus-ny@ny.email.gs.com; HSBC Securities (USA) Inc. toll-free at 1-866-811-8049; KKR Capital Markets LLC toll-free at 1-212-230-9433; or UBS Securities LLC toll-free at 1-833-481-0269.

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